新世界發展有限公司
New World Development Company Limited

03007949

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

March 21, 2003

SUPPL

RECEIVED MAR 3 1 2003

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith an Interim Results Announcement 2002/2003 of the Company in duplicate for your files.

PROCESSED APR 16 2003 THOMSON FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

4/14

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

Interim Results Announcement 2002/2003

RESULTS

The Directors announce that the unaudited results of the Group for the six months ended 31 December 2002 were as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Six months ended 31 December 2002 HK$M	2001 HK$M
Turnover	3	10,961.6	12,748.6
Cost of sales		(8,397.9)	(7,798.7)
Gross profit		2,563.7	4,949.9
Other revenues		20.1	8.2
Other income/(charge)	4	7.0	(882.9)
Selling and marketing expenses		(206.9)	(194.4)
Administrative expenses		(458.6)	(467.2)
Other operating expenses		(1,244.0)	(1,420.7)
Operating profit before financing costs and income	3	681.3	1,992.9
Financing costs		(860.0)	(867.1)
Financing income		189.5	282.5
Operating profit	5	10.8	1,408.3
Share of results of			
Associated companies		235.4	112.6
Jointly controlled entities		284.6	62.5
Profit before taxation		530.8	1,583.4
Taxation	6	(224.3)	(262.6)
Profit after taxation		306.5	1,320.8
Minority interests		(254.0)	(285.7)
Profit attributable to shareholders		52.5	1,035.1
Interim dividend		131.5	214.9
Earnings per share	7		
Basic		HK$0.02	HK$0.49
Fully diluted		N/A	N/A
Interim dividend per share		HK$0.06	HK$0.10

Notes:

1. The interim results have not been audited.

2. **Basis of Preparatoin**

   The interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice (SSAP) 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("The Stock Exchange"). The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30 June 2002, except for certain presentational changes made upon the Group's adoption of the new SSAP 1 (Revised) "Presentation of Financial Statements" and SSAP 15 (Revised) "Cash Flow Statements" which became effective on 1 January 2002.

3. **Segment information**

   The Group's turnover and contribution from operations are analysed as follows:

   a **Business segments**

	Rental HK$M	Property sales HK$M	Construction and engineering HK$M	Hotel and restaurant HK$M	Infra-structure HK$M	Telecom-munications HK$M	Others HK$M	Eliminations HK$M	Consolidated HK$M
Six months ended 31 December 2002									
External sales	789.5	487.8	4,228.5	833.1	265.3	1,381.6	2,975.8	-	10,961.6
Intra-segment sales	53.2	-	451.1	-	-	5.0	55.1	(564.4)	-
Total turnover	842.7	487.8	4,679.6	833.1	265.3	1,386.6	3,030.9	(564.4)	10,961.6
Segment results	459.7	(37.0)	123.7	153.8	104.7	92.6	20.7		918.2
Other income									7.0
Unallocated corporate expenses									(243.9)
Operating profit before financing costs and income									681.3
Six months ended 31 December 2001									
External sales	760.1	3,719.9	3,200.7	798.0	328.9	1,341.7	2,599.3	-	12,748.6
Intra-segment sales	81.3	-	712.1	0.3	-	3.6	53.1	(850.4)	-
Total turnover	841.4	3,719.9	3,912.8	798.3	328.9	1,345.3	2,652.4	(850.4)	12,748.6
Segment results	446.8	2,073.5	199.9	119.3	102.6	(6.3)	171.9		3,107.7
Other charge									(882.9)
Unallocated corporate expenses									(231.9)
Operating profit before financing costs and income									1,992.9

(i)

b Geographical segments

	Turnover HK$M	Operating profit/(loss) before financing costs and income HK$M
Six months ended 31 December 2002		
Hong Kong and Southeast Asia	8,480.6	991.7
Mainland China	2,481.0	(310.4)
	10,961.6	681.3
Six months ended 31 December 2001		
Hong Kong and Southeast Asia	10,821.2	1,881.1
Mainland China	1,927.4	111.8
	12,748.6	1,992.9

4. Other income/(charge)

	Six months ended 31 December 2002 HK$M	Six months ended 31 December 2001 HK$M
Amortisation of goodwill:		
A jointly controlled entity	(0.5)	–
Subsidiary companies	(4.5)	–
Dilution loss on partial disposal of a subsidiary company	(0.3)	(75.3)
Write back of impairment loss of:		
Goodwill	2.1	–
Other investment	2.2	–
Impairment loss on:		
Fixed assets	(35.0)	–
Other investments	(180.9)	–
Loss on disposal of:		
Jointly controlled entities	–	(124.0)
Listed shares	–	(60.7)
Other investment	(41.8)	(13.7)
Fixed assets written off	–	(38.0)
Profit on disposal of:		
Associated companies	–	113.0
Jointly controlled entities	9.9	1.9
Other investments	280.5	–
Subsidiary companies	17.5	18.9
Provision for advances to joint ventures	–	(544.3)
Provision for diminution in value of properties held for sale	–	(58.0)
Provision for investment in:		
Deposit paid for joint venture	(18.6)	–
Jointly controlled entities	(76.9)	–
Properties held for sale	(2.6)	–
Unlisted shares	(4.0)	(128.2)
Surplus on liquidation of a subsidiary company	16.8	–
Write back provision for diminution in value of:		
Jointly controlled entities	20.3	–
Properties held for sale	22.8	25.5
	7.0	(882.9)

5. Operating profit

Operating profit of the Group is arrived at after charging the following:

	Six months ended 31 December 2002 HK$M	Six months ended 31 December 2001 HK$M
Cost of inventories sold	1,683.6	1,775.2
Depreciation		
Leased fixed assets	21.2	22.5
Owned fixed assets	583.6	590.5
Fixed assets written off	–	38.0

6. Taxation

	Six months ended 31 December 2002 HK$M	Six months ended 31 December 2001 HK$M
Company and subsidiary companies		
Hong Kong profits tax	117.7	173.0
Overseas taxation	8.8	4.3
Deferred taxation	2.2	15.0
Associated companies		
Hong Kong profits tax	14.6	10.2
Overseas taxation	24.0	21.2
Jointly controlled entities		
Hong Kong profits tax	15.7	7.4
Overseas taxation	41.3	31.5
	224.3	262.6

Hong Kong profits tax is provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the period.

Tax on overseas profits is provided on the estimated profits for the period at the rate of taxation prevailing in the countries in which the Group operates.

7. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$52.5 million (2001: HK$1,035.1 million) and the 2,166.4 million shares (2001: weighted average number of 2,134.0 million shares) in issue during the period.

The conversion of the outstanding convertible bonds does not have any dilutive effect on the earnings per share for the current and previous period.

8. Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

2

INTERIM DIVIDEND

The directors have declared an interim dividend for the financial year ending 30 June 2003 in scrip form equivalent to HK$0.06 per share with a cash option to shareholders registered on 16 April 2003.

Subject to the Listing Committee of The Stock Exchange granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholders could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.06 per share instead of the allotment of shares. Full details of the interim scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 25 April 2003.

BOOK CLOSE DATE

Book close dates (both days inclusive)	:	10 April 2003 to 16 April 2003
Latest time to lodge transfer with Share Registrar	:	4:30 p.m. on 9 April 2003
Address of Share Registrar	:	Tengis Limited Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the six months ended 31 December 2002. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's listed securities during the six months ended 31 December 2002.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

BUSINESS REVIEW

Financial Highlights (HK$million)

Company	1H FY2003 Profit Attributable to Shareholders
New World China Land Limited	17.1
New World Services Limited	409.8
New World Infrastructure Limited	(98.2)

Business segments	1H FY2003 Segment Contribution	1H FY2002 Segment Contribution
Rental	518.6	476.7
Property sales	(185.3)	1,773.0*
Construction and engineering	137.2	227.2
Hotel and restaurant	161.1	129.5
Infrastructure	700.9	548.9
Telecommunications	92.6	(6.3)
Others	13.1	133.8

Note: * – This figure includes the profit on the sale of the Regent Hotel

RENTAL

For the six months ended 31 December 2002, segment contribution from property rentals was HK$518.6 million, an increase of nearly 9% over the same period last year.

Hong Kong Property Rentals

Shopping Malls

The Group's major shopping malls, including Discovery Park Shopping Mall, Telford Plaza, Mei Foo Shops and Pearl City, all attained virtually full occupancy. As at the end of December 2002, the New World Centre achieved over 90% occupancy, with The Amazon over 84% leased.

Currently, the flow of visitor traffic within the New World Centre continues to be hampered due to reduced pedestrian flow resulting from ongoing construction of the KCR East Tsim Sha Tsui Station and the associated road works nearby. Continuous promotional activities have been held in an effort to attract the public. However, it is expected that visitor traffic will be restored to normal in mid-2004 when all the excavation and construction work has been completed.

In 2002, we created "The Amazon" theme in the Palace Mall. Together with the opening of Teddy Bear Kingdom, a teddy bear theme park, at the basement level in August 2002, visitor traffic to the Palace Mall has improved. In 2003, we will concentrate on securing potential tenants specializing in children's apparel, toys and gifts in order to make The Amazon one of the main attractions in Tsim Sha Tsui.

Offices

During the period under review, despite the ample supply of office space in Central and neighbouring areas, New World Tower, New World Centre office, Manning House and Methodist House maintained occupancy. However, there is downward pressure on the rental side.

Hong Kong Convention and Exhibition Centre

During the period under review, the Hong Kong Convention and Exhibition Centre ("HKCEC") held a total of 861 events with over 2.7 million visitors. Major international events included ITU Telecom Asia 2002 and the Sixteenth World Congress of Accountants.

HKCEC was named the "Best Overseas Conference Centre" for the ninth consecutive year by the United Kingdom-based "Meetings & Incentive Travel Magazine". This honour is one amongst the many achievements accomplished by our diversified businesses and HKCEC is expected to provide a substantial and steady income stream to the Group.

Mainland China Property Rentals

The decline in Mainland China property rentals was mainly due to the initial launch of our newly completed investment property, Ramada Plaza, located in Shanghai.

During the period under review, NWCL completed construction of 148,815 sq.m of investment properties in Guangzhou, Shanghai and Dalian.

Investment Properties under NWCL completed during the first half of FY2003

Projects	Usage	Total GFA (sq m)	NWCL's attributable interest
Dalian New World Plaza Phase II	C, Oth	68,275	88.0%
Shanghai Ramada Plaza	R, C	61,651	61.7%
Guangzhou New World Oriental Garden Phase I	C	18,889	100.0%
Total		**148,815**	

R : Residential
C : Commercial
Oth : Others

PROPERTY SALES

Hong Kong Property Sales

In 2002, the property market remained soft due to the prevailing weak Hong Kong economy with primary sales seeing a pick up only towards the end of the year. Our successful launch of Queen's Terrace in December last year drew substantial public interest and sparked the subsequent successful sales of several major property development projects in Hong Kong.

During the period under review, the Group's attributable share of property sales revenues, including those from associated companies and joint ventures, amounted to over HK$ 1,600 million. This sum represents proceeds from sales of residential projects including the Monte Carlton and Sereno Verde Phase I & II, and the Group's share of sales of residential flats in Tung Chung Crescent, Seaview Crescent, The Parcville, Sky Tower, Bijou Apartments and Queen's Terrace.

The Group now has 40 property development projects with a total attributable GFA of 13.1 million sq ft. At present, the Group's agricultural land bank amounts to 22.5 million sq ft. This includes the expected 10.5 million sq ft agricultural land conversion reflected in the following development schedule.

Summary of development schedule

Development schedule	Site area (sq ft)	Total GFA (sq ft)	NWD's attributable GFA (sq ft)	No. of projects
Urban development	4,048,799	13,755,251	7,502,752	27
Agricultural land	10,520,304	9,398,087	5,622,733	13
Total	**14,569,103**	**23,153,338**	**13,125,485**	**40**

Agriculture land bank by location

Location	Total land area (sq ft)	NWD's attributable land area (sq ft)	Total site area of agricultural land included in development schedule (sq ft)
Yuen Long	14,555,000	13,071,100	7,646,304
Fanling	2,360,000	2,360,000	200,000
Shatin / Tai Po	3,500,000	2,614,000	1,290,000
Sai Kung	1,950,000	1,688,000	1,384,000
Tuen Mun	120,000	120,000	–
Total	**22,485,000**	**19,853,100**	**10,520,304**

With 40 development projects in the pipeline, the Group will take a prudent approach to consider any new projects.

Mainland China Property Sales

There was a decline in Mainland China property sales mainly due to the slight delay in the completion of the existing phase of Wuhan Changqing Garden. In the first half of FY2002, Wuhan Changqing Garden contributed 87% of AOP. Excluding this contribution, the AOP contribution from property sales has actually grown 87% against the same period last year. In fact, 37% by saleable area of the projects completed in the period under review were sold as at the end of December 2002.

For projects completed on or before FY2002, we launched a special sale which resulted in a 67% increase in the saleable area of inventory sold against the same period last year. The inventory clearance has generated an inevitable negative contribution as a result of a price-cut in inventory, especially in Guangzhou.

During the period under review, NWCL completed the construction of around 330,000 sq m of development properties. The completed properties include 12 development projects in Beijing, Shenyang, Jinan, Hefei, Guangzhou, and the Pearl River Delta.

Development projects under NWCL completed during the first half of FY2003

Projects	Usage	Total GFA (sq m)	NWCL's attributable interest
Beijing New World Garden Phase I	O, Oth	36,218	70%
Shenyang New World Garden Phase IB	R, Oth	19,102	90%
Jinan Sunshine Garden Phase I	R	18,382	65%
Hefei New World Garden Phase II	R, C, Oth	19,800	60%
Guangzhou Covent Garden Phase IB	R	10,000	60%
Guangzhou Fangcao Garden Phase I	R	48,202	40%
Guangzhou Dong Yi Garden Phase III	R, Oth	57,929	100%
Guangzhou Park Paradise Phase IIA	R	42,921	60%
Huiyang Palm Island Golf Resort Phase II	R	1,505	34%
Huiyang Palm Island Golf Resort Phase III	R	18,732	34%
Zhuhai New World Riviera Garden Phase I	R	10,311	60%
Haikou New World Garden Phase I	R	50,230	60%
Total		**333,332**	

CONSTRUCTION AND ENGINEERING

As at 31 December 2002, Hip Hing Construction Company Limited has HK$19,049 million of contracts on hand and new contracts awarded in the past six months amounted to HK$1,200 million. NWS Engineering Limited had HK$5,152 million of contracts on hand.

HOTEL AND RESTAURANT

Segment contribution from NWD's hotel and restaurant operations increased by 24% to HK$161.1 million due to higher occupancy, higher average room rates and stringent cost controls.

The Group currently has a total of 14 hotels in Hong Kong, Mainland China and Southeast Asia. Overall, during the period under review, the operating performance amongst our hotel portfolio has shown improvement. In particular, the Group's three hotels in Hong Kong achieved higher occupancy and higher average room rates due to an increased number of business travellers attending international conferences such as ITU Telecom Asia 2002 and an increase in visitors from Mainland China.

INFRASTRUCTURE

The Group's traditional infrastructure operations consist of three major groups, ports and cargo handling, roads and bridges, and energy and water. Segment contribution from NWD's traditional infrastructure operations increased by 28% to over HK$700 million. Traditional infrastructure has benefited from the rise in car ownership, high economic growth and increased inter-provincial trade in Mainland China. Our investments in infrastructure are expected to continue to generate stable revenue for the Group.

Ports and Cargo Handling

Hong Kong's container throughput rebounded in year 2002, by capturing the strong surge in exports in South China. Hong Kong operations continue to be key profit contributors for the Group. In fact, during the first half of FY2003, Pacific Ports Company Limited, (renamed NWS Holdings Limited on 29 January 2003) reported a net profit of HK$174.7 million. The growth momentum for our ports and cargo-handling business in Hong Kong is expected to be sustainable given the strong export trade growth in Guangdong and the capacity constraints of the Shenzhen terminals. The Group's Mainland China operations are spread over strategic locations in the North, East and South. Our investments in cities like Xiamen are expanding at a rapid pace and will become part of the growth engine of the Group.

Roads and Bridges

The Group has a total of 32 road projects covering 1,114 kilometres which span four provinces (Guangdong, Guangxi, Shanxi and Hubei), one municipality (Tianjin) and one Special Administrative Region (Hong Kong). During the period under review, our roads portfolio had an segment contribution of HK$161 million, a 10% increase versus the same period last year. Guangzhou City Northern Ring Road remains an important contributor. The segment contribution from our bridges portfolio, which includes four bridge projects, declined 80% versus the same period last year to HK$6.7 million due to regulations effective 1 October 2002 which prohibited the collection of bridge tolls in Wuhan. We are currently in negotiation with the Wuhan government for compensation.

Energy and Water Treatment

In 2002, Guangdong and Sichuan provinces both experienced double-digit economic growth higher than the national average due to strong economic development and more affordable electricity prices. Despite on-grid tariff reductions faced by coal-fired power plants in Guangdong and rising fuel costs, our investment still delivered promising results with moderate growth due to our stringent cost control.

During the period under review, two additional water projects were put into operation, namely Qingdao and Chongqing. The Group currently owns and manages water treatment plants throughout Greater China which have a total capacity of 3 million cubic meters per day. As compared to the same period last year, the segment contribution from our energy and water treatment portfolio increased by 23% to HK$219 million.

TELECOMMUNICATIONS

Our telecommunications businesses, New World Mobility ("NWM") and New World Telecommunication ("NWT"), achieved a net profit of HK$84.6 million for the period under review. Now that these businesses have progressed beyond the investment/start-up phase and given their innovative services and stringent cost controls, they are expected to gradually increase their contribution to the Group going forward.

New World Mobility

As at 31 December 2002, the subscriber base of NWM had grown to over 820,000 from 720,000 in June 2002. As at the end of March 2003, the subscriber base had already surpassed 900,000, representing a 25% growth since June 2002.

During the period under review, NWM successfully repositioned itself from a network operator to a service provider by partnering with various content providers to bring innovative mobile data services, such as Twins Mobile and HomeCare Mobile Viewing Service to its customers.

NWM has also put a strong focus on providing tailored service for different customer segments. In light of the highly competitive market, Priority-One Program was launched to enhance customer loyalty of high-value customers by offering personalised customer services.

As a committed service provider, a new switch centre equipped with state-of-the-art equipment has been commissioned in February 2003.

New World Telecom

In December 2002, New World Telephone Limited changed its name to "New World Telecommunications Limited" to reflect its "Go Beyond Hong Kong" business vision, which signifies NWT's commitment to providing a comprehensive range of world-class services to its global customers and carrier partners. Riding on its success in the IDD market, NWT has strategically evolved itself into an international telecom network service provider capturing significant business opportunities arising from the dynamic growth of data traffic, broadband connectivity, multimedia and content services throughout the Asia Pacific region and beyond. NWT has secured facilities-based telecom licenses and established new branch offices as well as Point of Presence (POP) network facilities in Mainland China (Beijing, Shenzhen), Taiwan and the United States.

For fixed-lines services, NWT has over 124,000 subscribers as at the end of December 2002, representing a 25% growth in 6 months. NWT's IDD 009 international calling service covers over 260 countries/destinations around the world. Total traffic volume grew 60%, reaching 383 million minutes during the period under review.

NWT has just launched "Vitamin", a 12 Mbps ultra-speed symmetric broadband service powered by Cisco Systems technology and deployed over the NWT Next-Generation Network (NGN). The launch of "Vitamin" represents yet another pioneering initiative in NWT's commitment to providing best-in-class telecommunication services to the Hong Kong market alongside its NGN services which were rolled-out in December 2002.

OTHERS

TMT

On the operational front, the Group's TMT assets continued to make substantial progress in a number of business areas. New technologies were introduced and tested, contracts were signed with leading enterprises in Mainland China, the consolidation process moved ahead and new synergies between New World Group companies were explored.

Currently, the portfolio is composed of a broad range of TMT-related projects at various levels of the business cycle. Many existing telecommunications and media enterprises are now in a position to launch products into the market. Meanwhile, research and development across all segments will deliver new products and services to a market with an enormous appetite for technology.

New World Department Store

As at the end of 2002, New World Department Stores Limited ("NWDS") had 14 department stores and 5 supermarkets with a total GFA of over 4.1 million sq ft in Hong Kong and in 9 cities in Mainland China. During the period under review, NWDS opened the 320,000 sq ft Dalian New World Department Store which includes a 20,000 sq ft supermarket. In addition, an expansion project has been completed at the Harbin New World Department Store.

Total sales at these stores during the period under review amounted to HK$1.3 billion. Even excluding the Tianjin Xin An Shopping Centre, the Shanghai Trendy Plaza and the new Dalian store which had not been completed in the same period last year, the total sales increase was 32% against last year. In order to further capture the substantial growing demand in China, Nanjing New World Department Store is scheduled to open in 2003.

New World China Enterprises

New World China Enterprises Projects Limited ("NWCEP") focuses on four core business sectors in the Mainland China market: healthcare, consumer products, building materials, and automotive mid-stream and down-stream services. Investments to date cover more than ten projects.

NWCEP is also the project manager for New World Liberty China Ventures Limited, established in December 2000 as a strategic alliance with Liberty Mutual Group of the United States and other investors including lead participation from the Asian Development Bank. 60% of the initial US$150 million capital has been allocated to high-growth, small- to medium-sized enterprises in Mainland China. The mission of NWCEP is to help increase their competitiveness and profitability by initiating good corporate governance and management practices, thus bringing them in line with international standards. Many of the invested businesses are already contributing profits.

DEBT PROFILE

As at 31 December 2002, the Group's consolidated net debt (after deducting cash and bank deposits of HK$7,463.9 million) reached HK$30,683 million with the profile as follows:

	31 December 2002 HK$M	30 June 2002 HK$M
Consolidated Net Debts	30,683	30,135
New World Infrastructure	8,047	8,641
New World China Land	4,879	4,017
Net Debts excluding listed subsidiaries	17,757	**17,477**

EMPLOYEES

The Group had approximately 25,500 employees as at 31 December 2002, compared to over 26,100 as at 30 June 2002. Total staff cost for the 6 months under review was HK$1,754.8 million.

OUTLOOK

Our progress during the rest of this fiscal year will continue to be impacted by the sluggish economy. The key factors which may weigh on our future profitability are the continued downward pressure on Hong Kong office rentals due to a supply-demand imbalance, potentially rising average oil prices, a further contraction in construction projects and weak consumer demand for property in Hong Kong.

However, we are confident that NWD will be able to capitalize on its diverse businesses to weather the current difficult markets. We believe that there are 4 key areas of growth for NWD over the near-term and beyond.

First, the economic growth in Mainland China and the increased development of its cities will have a significant positive impact on our business exposure in Mainland China. In 2002, China's economy grew at an enviable pace when compared to other parts of the world. This robust economic growth has fueled demand for residential housing and prime location office space. Together with liberalised mortgage policies and the emergence of a secondary market, favourable conditions for a rising property market are emerging. Mainland China's growth has also fueled rising disposable incomes, increasing car ownership and increasing trade activities, factors that will have a direct benefit on our traditional infrastructure, ports and service businesses as well as on our strategic businesses such as New World Department Stores.

With our subsidiaries NWCL, NWS Holdings, NWDS and NWCEP, we have already laid the groundwork and are uniquely positioned to capture these growth opportunities. For example, in the second half of FY2003, 7 development projects and 2 investment properties are scheduled for completion with a total GFA of 655,000 sq m under NWCL.

Development projects under NWCL to be completed in the second half of FY2003

Projects	Usage	Total GFA (sq m)	NWCL's attributable interest
Nanjing New World Centre	R	73,940	92%
Jinan Sunshine Garden Phase I	R	39,329	65%
Wuhan Changqing Garden Phase IV	R	168,155	60%
Guangzhou Covent Garden Phase II	R	11,600	60%
Guangzhou Park Paradise Phase IIB	R	55,235	60%
Guangzhou Xintang New World Garden Phase II	R	13,674	60%
Zhaoqing New World Garden Phase I	R	36,500	40%
Total		398,433	

Investment properties under NWCL to be completed in the second half of FY2003

Projects	Usage	Total GFA (sq m)	NWCL's attributable interest
Nanjing New World Centre	C, O, Oth	118,934	92.0%
Shanghai Hong Kong New World Tower	C, O, Oth	137,746	44.1%
Total		256,680	

Given our competitive advantages, coupled with our strategy to differentiate our corporate brands by maintaining their reputation for providing best-in-class products and service quality, the future prospects of the Group remain very promising in the Mainland.

The second growth area for the Group is telecommunications. We expect NWM and NWT to gradually increase their contribution to the Group going forward now that the businesses have progressed beyond the investment/start up phase. Both companies are launching new and innovative products and are significantly growing their subscriber bases.

The third key area will be our convention and exhibition, hotel and restaurant businesses. Developments such as the relaxation of visa restrictions will result in a rising number of visitors from Mainland China, resulting in a positive impact on these businesses.

The fourth key area of growth is in Hong Kong. With our healthy pipeline of 40 development projects and an extensive land bank, we are well-positioned to benefit from any pick up in property sales. Of course, a pick up in the property market will also benefit our construction and engineering as well as services businesses. One of our major development projects is the 1 million sq ft Tsim Sha Tsui Hanoi Road Redevelopment, which has commenced the foundation work and is expected to be completed by late 2005. This project tentatively comprises a shopping mall, hotel and service apartments.

In 2003, the Group is expected to have 9 development projects with over 6,000 units for sale of which the Group's interest in these projects ranges from 16% to 100%. In terms of estimated saleable area, over 70% of the projects are located in urban areas.

Property development projects to be sold in 2003

Projects	Location	Total GFA (sq ft)	No. of units	NWD's interest (%)
11 MacDonnell Road	Mid-level	62,780	28	33.3
Seaview Crescent – Block 5	Tung Chung	237,535	387	16.4
La Padera #	Yuen Long	303,350	425	56.0
Sky Tower	Kowloon City	1,500,368	2,208	20.0
Parc Palais	Homantin	900,000*	700	30.0
2 Park Road	Mid-levels	150,280	148	100.0
West End Terrace & Bonham Road	Mid-levels	123,244*	128	70.0
Kennedy Town Redevelopment	Western district	676,687*	1,174	100.0
Tseung Kwan O Area 55b	Tseung Kwan O	914,079*	1,472	45.0
Total		4,868,323	6,670	

Note: * – Estimated; # – Sereno Verde Phase III & IV

In order to promote Hong Kong tourism, the Government has a series of plans to re-develop the Tsim Sha Tsui waterfront into an international arts and cultural attraction. Under the current plan, New World Centre will become the focal point of Tsim Sha Tsui with easy access by KCR, MTR and bus. One of the initiatives is the development of the "Avenue of Stars", a concept similar to the "Walk of Fame" in Hollywood in Los Angeles, to honour contribution made by actors and others in film production over the years in promoting Hong Kong's film industry. With the completion of this "Avenue of Stars" along the New World Centre waterfront and the construction of KCR East Tsim Sha Tsui Station in 2004, New World Centre will become the "heart" of Tsim Sha Tsui.

As a publicly listed company, we are committed to consistent and open discussion with investors, fund managers, and other members of the financial and investment community, as well as our employees and members of our greater community. We are also committed to corporate social responsibility and as a Group are engaged in a number of charitable initiatives in Hong Kong. Over the past 6 months the group has made significant strides towards enhancing our transparency particularly during our reorganisation process. In an effort to promote better understanding of our group reorganisation, we have consistently reached out to investors, analysts and the media through activities such as briefings, roundtables and site visits. We believe that maintaining this focus will be essential in order to differentiate ourselves in this ever-changing and difficult market environment. Guided by these principles, we are dedicated to sharing with all parties concerned our progress and achievements, our challenges and strategies, and, most important of all, our vision and mission.

Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 20 March 2003

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

Interim Results Announcement 2002/2003

RESULTS

The Directors announce that the unaudited results of the Group for the six months ended 31 December 2002 were as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Six months ended 31 December 2002 HK$M	2001 HK$M
Turnover	3	10,961.6	12,748.6
Cost of sales		(8,397.9)	(7,798.7)
Gross profit		2,563.7	4,949.9
Other revenues		20.1	8.2
Other income/(charge)	4	7.0	(882.9)
Selling and marketing expenses		(206.9)	(194.4)
Administrative expenses		(458.6)	(467.2)
Other operating expenses		(1,244.0)	(1,420.7)
Operating profit before financing costs and income	3	681.3	1,992.9
Financing costs		(860.0)	(867.1)
Financing income		189.5	282.5
Operating profit	5	10.8	1,408.3
Share of results of			
Associated companies		235.4	112.6
Jointly controlled entities		284.6	62.5
Profit before taxation		530.8	1,583.4
Taxation	6	(224.3)	(262.6)
Profit after taxation		306.5	1,320.8
Minority interests		(254.0)	(285.7)
Profit attributable to shareholders		52.5	1,035.1
Interim dividend		131.5	214.9
Earnings per share	7		
Basic		HK$0.02	HK$0.49
Fully diluted		N/A	N/A
Interim dividend per share		HK$0.06	HK$0.10

Notes:

1. The interim results have not been audited.

2. **Basis of Preparatoin**

   The interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice (SSAP) 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("The Stock Exchange"). The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30 June 2002, except for certain presentational changes made upon the Group's adoption of the new SSAP 1 (Revised) "Presentation of Financial Statements" and SSAP 15 (Revised) "Cash Flow Statements" which became effective on 1 January 2002.

3. **Segment information**

   The Group's turnover and contribution from operations are analysed as follows:

   a **Business segments**

	Rental HK$M	Property sales HK$M	Construction and engineering HK$M	Hotel and restaurant HK$M	Infra-structure HK$M	Telecom-munications HK$M	Others HK$M	Eliminations HK$M	Consolidated HK$M
Six months ended 31 December 2002									
External sales	789.5	487.8	4,228.5	833.1	265.3	1,381.6	2,975.8	-	10,961.6
Intra-segment sales	53.2	-	451.1	-	-	5.0	55.1	(564.4)	-
Total turnover	842.7	487.8	4,679.6	833.1	265.3	1,386.6	3,030.9	(564.4)	10,961.6
Segment results	459.7	(37.0)	123.7	153.8	104.7	92.6	20.7		918.2
Other income									7.0
Unallocated corporate expenses									(243.9)
Operating profit before financing costs and income									681.3
Six months ended 31 December 2001									
External sales	760.1	3,719.9	3,200.7	798.0	328.9	1,341.7	2,599.3	-	12,748.6
Intra-segment sales	81.3	-	712.1	0.3	-	3.6	53.1	(850.4)	-
Total turnover	841.4	3,719.9	3,912.8	798.3	328.9	1,345.3	2,652.4	(850.4)	12,748.6
Segment results	446.8	2,073.5	199.9	119.3	102.6	(6.3)	171.9		3,107.7
Other charge									(882.9)
Unallocated corporate expenses									(231.9)
Operating profit before financing costs and income									1,992.9

b Geographical segments

	Turnover HK$M	Operating profit/(loss) before financing costs and income HK$M
Six months ended 31 December 2002		
Hong Kong and Southeast Asia	8,480.6	991.7
Mainland China	2,481.0	(310.4)
	10,961.6	681.3
Six months ended 31 December 2001		
Hong Kong and Southeast Asia	10,821.2	1,881.1
Mainland China	1,927.4	111.8
	12,748.6	1,992.9

4. Other income/(charge)

	Six months ended 31 December 2002 HK$M	2001 HK$M
Amortisation of goodwill:		
A jointly controlled entity	(0.5)	–
Subsidiary companies	(4.5)	–
Dilution loss on partial disposal of a subsidiary company	(0.3)	(75.3)
Write back of impairment loss of:		
Goodwill	2.1	–
Other investment	2.2	–
Impairment loss on:		
Fixed assets	(35.0)	–
Other investments	(180.9)	–
Loss on disposal of:		
Jointly controlled entities	–	(124.0)
Listed shares	–	(60.7)
Other investment	(41.8)	(13.7)
Fixed assets written off	–	(38.0)
Profit on disposal of:		
Associated companies	–	113.0
Jointly controlled entities	9.9	1.9
Other investments	280.5	–
Subsidiary companies	17.5	18.9
Provision for advances to joint ventures	–	(544.3)
Provision for diminution in value of properties held for sale	–	(58.0)
Provision for investment in:		
Deposit paid for joint venture	(18.6)	–
Jointly controlled entities	(76.9)	–
Properties held for sale	(2.6)	–
Unlisted shares	(4.0)	(128.2)
Surplus on liquidation of a subsidiary company	16.8	–
Write back provision for diminution in value of:		
Jointly controlled entities	20.3	–
Properties held for sale	22.8	25.5
	7.0	(882.9)

5. Operating profit

Operating profit of the Group is arrived at after charging the following:

	Six months ended 31 December 2002 HK$M	2001 HK$M
Cost of inventories sold	1,683.6	1,775.2
Depreciation		
Leased fixed assets	21.2	22.5
Owned fixed assets	583.6	590.5
Fixed assets written off	–	38.0

6. Taxation

	Six months ended 31 December 2002 HK$M	2001 HK$M
Company and subsidiary companies		
Hong Kong profits tax	117.7	173.0
Overseas taxation	8.8	4.3
Deferred taxation	2.2	15.0
Associated companies		
Hong Kong profits tax	14.6	10.2
Overseas taxation	24.0	21.2
Jointly controlled entities		
Hong Kong profits tax	15.7	7.4
Overseas taxation	41.3	31.5
	224.3	262.6

Hong Kong profits tax is provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the period.

Tax on overseas profits is provided on the estimated profits for the period at the rate of taxation prevailing in the countries in which the Group operates.

7. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$52.5 million (2001: HK$1,035.1 million) and the 2,166.4 million shares (2001: weighted average number of 2,134.0 million shares) in issue during the period.

The conversion of the outstanding convertible bonds does not have any dilutive effect on the earnings per share for the current and previous period.

8. Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

INTERIM DIVIDEND

The directors have declared an interim dividend for the financial year ending 30 June 2003 in scrip form equivalent to HK$0.06 per share with a cash option to shareholders registered on 16 April 2003.

Subject to the Listing Committee of The Stock Exchange granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholders could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.06 per share instead of the allotment of shares. Full details of the interim scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 25 April 2003.

BOOK CLOSE DATE

Book close dates (both days inclusive)	:	10 April 2003 to 16 April 2003
Latest time to lodge transfer with Share Registrar	:	4:30 p.m. on 9 April 2003
Address of Share Registrar	:	Tengis Limited Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the six months ended 31 December 2002. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's listed securities during the six months ended 31 December 2002.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

BUSINESS REVIEW

Financial Highlights (HK$million)

Company	1H FY2003 Profit Attributable to Shareholders
New World China Land Limited	17.1
New World Services Limited	409.8
New World Infrastructure Limited	(98.2)

Business segments	1H FY2003 Segment Contribution	1H FY2002 Segment Contribution
Rental	518.6	476.7
Property sales	(185.3)	1,773.0*
Construction and engineering	137.2	227.2
Hotel and restaurant	161.1	129.5
Infrastructure	700.9	548.9
Telecommunications	92.6	(6.3)
Others	13.1	133.8

Note: * – This figure includes the profit on the sale of the Regent Hotel

RENTAL

For the six months ended 31 December 2002, segment contribution from property rentals was HK$518.6 million, an increase of nearly 9% over the same period last year.

Hong Kong Property Rentals

Shopping Malls

The Group's major shopping malls, including Discovery Park Shopping Mall, Telford Plaza, Mei Foo Shops and Pearl City, all attained virtually full occupancy. As at the end of December 2002, the New World Centre achieved over 90% occupancy, with The Amazon over 84% leased.

Currently, the flow of visitor traffic within the New World Centre continues to be hampered due to reduced pedestrian flow resulting from ongoing construction of the KCR East Tsim Sha Tsui Station and the associated road works nearby. Continuous promotional activities have been held in an effort to attract the public. However, it is expected that visitor traffic will be restored to normal in mid-2004 when all the excavation and construction work has been completed.

In 2002, we created "The Amazon" theme in the Palace Mall. Together with the opening of Teddy Bear Kingdom, a teddy bear theme park, at the basement level in August 2002, visitor traffic to the Palace Mall has improved. In 2003, we will concentrate on securing potential tenants specializing in children's apparel, toys and gifts in order to make The Amazon one of the main attractions in Tsim Sha Tsui.

Offices

During the period under review, despite the ample supply of office space in Central and neighbouring areas, New World Tower, New World Centre office, Manning House and Methodist House maintained occupancy. However, there is downward pressure on the rental side.

Hong Kong Convention and Exhibition Centre

During the period under review, the Hong Kong Convention and Exhibition Centre ("HKCEC") held a total of 861 events with over 2.7 million visitors. Major international events included ITU Telecom Asia 2002 and the Sixteenth World Congress of Accountants.

HKCEC was named the "Best Overseas Conference Centre" for the ninth consecutive year by the United Kingdom-based "Meetings & Incentive Travel Magazine". This honour is one amongst the many achievements accomplished by our diversified businesses and HKCEC is expected to provide a substantial and steady income stream to the Group.

Mainland China Property Rentals

The decline in Mainland China property rentals was mainly due to the initial launch of our newly completed investment property, Ramada Plaza, located in Shanghai.

During the period under review, NWCL completed construction of 148,815 sq m of investment properties in Guangzhou, Shanghai and Dalian.

Investment Properties under NWCL completed during the first half of FY2003

Projects	Usage	Total GFA (sq m)	NWCL's attributable interest
Dalian New World Plaza Phase II	C, Oth	68,275	88.0%
Shanghai Ramada Plaza	R, C	61,651	61.7%
Guangzhou New World Oriental Garden Phase I	C	18,889	100.0%
Total		**148,815**	

R : Residential
C : Commercial
Oth : Others

PROPERTY SALES

Hong Kong Property Sales

In 2002, the property market remained soft due to the prevailing weak Hong Kong economy with primary sales seeing a pick up only towards the end of the year. Our successful launch of Queen's Terrace in December last year drew substantial public interest and sparked the subsequent successful sales of several major property development projects in Hong Kong.

During the period under review, the Group's attributable share of property sales revenues, including those from associated companies and joint ventures, amounted to over HK$ 1,600 million. This sum represents proceeds from sales of residential projects including the Monte Carlton and Sereno Verde Phase I & II, and the Group's share of sales of residential flats in Tung Chung Crescent, Seaview Crescent, The Parcville, Sky Tower, Bijou Apartments and Queen's Terrace.

The Group now has 40 property development projects with a total attributable GFA of 13.1 million sq ft. At present, the Group's agricultural land bank amounts to 22.5 million sq ft. This includes the expected 10.5 million sq ft agricultural land conversion reflected in the following development schedule.

Summary of development schedule

Development schedule	Site area (sq ft)	Total GFA (sq ft)	NWD's attributable GFA (sq ft)	No. of projects
Urban development	4,048,799	13,755,251	7,502,752	27
Agricultural land	10,520,304	9,398,087	5,622,733	13
Total	**14,569,103**	**23,153,338**	**13,125,485**	**40**

Agriculture land bank by location

Location	Total land area (sq ft)	NWD's attributable land area (sq ft)	Total site area of agricultural land included in development schedule (sq ft)
Yuen Long	14,555,000	13,071,100	7,646,304
Fanling	2,360,000	2,360,000	200,000
Shatin / Tai Po	3,500,000	2,614,000	1,290,000
Sai Kung	1,950,000	1,688,000	1,384,000
Tuen Mun	120,000	120,000	–
Total	**22,485,000**	**19,853,100**	**10,520,304**

With 40 development projects in the pipeline, the Group will take a prudent approach to consider any new projects.

Mainland China Property Sales

There was a decline in Mainland China property sales mainly due to the slight delay in the completion of the existing phase of Wuhan Changqing Garden. In the first half of FY2002, Wuhan Changqing Garden contributed 87% of AOP. Excluding this contribution, the AOP contribution from property sales has actually grown 87% against the same period last year. In fact, 37% by saleable area of the projects completed in the period under review were sold as at the end of December 2002.

For projects completed on or before FY2002, we launched a special sale which resulted in a 67% increase in the saleable area of inventory sold against the same period last year. The inventory clearance has generated an inevitable negative contribution as a result of a price-cut in inventory, especially in Guangzhou.

During the period under review, NWCL completed the construction of around 330,000 sq m of development properties. The completed properties include 12 development projects in Beijing, Shenyang, Jinan, Hefei, Guangzhou, and the Pearl River Delta.

Development projects under NWCL completed during the first half of FY2003

Projects	Usage	Total GFA (sq m)	NWCL's attributable interest
Beijing New World Garden Phase I	O, Oth	36,218	70%
Shenyang New World Garden Phase IB	R, Oth	19,102	90%
Jinan Sunshine Garden Phase I	R	18,382	65%
Hefei New World Garden Phase II	R, C, Oth	19,800	60%
Guangzhou Covent Garden Phase IB	R	10,000	60%
Guangzhou Fangcao Garden Phase I	R	48,202	40%
Guangzhou Dong Yi Garden Phase III	R, Oth	57,929	100%
Guangzhou Park Paradise Phase IIA	R	42,921	60%
Huiyang Palm Island Golf Resort Phase II	R	1,505	34%
Huiyang Palm Island Golf Resort Phase III	R	18,732	34%
Zhuhai New World Riviera Garden Phase I	R	10,311	60%
Haikou New World Garden Phase I	R	50,230	60%
Total		**333,332**	

CONSTRUCTION AND ENGINEERING

As at 31 December 2002, Hip Hing Construction Company Limited has HK$19,049 million of contracts on hand and new contracts awarded in the past six months amounted to HK$1,200 million. NWS Engineering Limited had HK$5,152 million of contracts on hand.

HOTEL AND RESTAURANT

Segment contribution from NWD's hotel and restaurant operations increased by 24% to HK$161.1 million due to higher occupancy, higher average room rates and stringent cost controls.

The Group currently has a total of 14 hotels in Hong Kong, Mainland China and Southeast Asia. Overall, during the period under review, the operating performance amongst our hotel portfolio has shown improvement. In particular, the Group's three hotels in Hong Kong achieved higher occupancy and higher average room rates due to an increased number of business travellers attending international conferences such as ITU Telecom Asia 2002 and an increase in visitors from Mainland China.

INFRASTRUCTURE

The Group's traditional infrastructure operations consist of three major groups, ports and cargo handling, roads and bridges, and energy and water. Segment contribution from NWD's traditional infrastructure operations increased by 28% to over HK$700 million. Traditional infrastructure has benefited from the rise in car ownership, high economic growth and increased inter-provincial trade in Mainland China. Our investments in infrastructure are expected to continue to generate stable revenue for the Group.

Ports and Cargo Handling

Hong Kong's container throughput rebounded in year 2002, by capturing the strong surge in exports in South China. Hong Kong operations continue to be key profit contributors for the Group. In fact, during the first half of FY2003, Pacific Ports Company Limited, (renamed NWS Holdings Limited on 29 January 2003) reported a net profit of HK$174.7 million. The growth momentum for our ports and cargo-handling business in Hong Kong is expected to be sustainable given the strong export trade growth in Guangdong and the capacity constraints of the Shenzhen terminals. The Group's Mainland China operations are spread over strategic locations in the North, East and South. Our investments in cities like Xiamen are expanding at a rapid pace and will become part of the growth engine of the Group.

Roads and Bridges

The Group has a total of 32 road projects covering 1,114 kilometres which span four provinces (Guangdong, Guangxi, Shanxi and Hubei), one municipality (Tianjin) and one Special Administrative Region (Hong Kong). During the period under review, our roads portfolio had an segment contribution of HK$161 million, a 10% increase versus the same period last year. Guangzhou City Northern Ring Road remains an important contributor. The segment contribution from our bridges portfolio, which includes four bridge projects, declined 80% versus the same period last year to HK$6.7 million due to regulations effective 1 October 2002 which prohibited the collection of bridge tolls in Wuhan. We are currently in negotiation with the Wuhan government for compensation.

Energy and Water Treatment

In 2002, Guangdong and Sichuan provinces both experienced double-digit economic growth higher than the national average due to strong economic development and more affordable electricity prices. Despite on-grid tariff reductions faced by coal-fired power plants in Guangdong and rising fuel costs, our investment still delivered promising results with moderate growth due to our stringent cost control.

During the period under review, two additional water projects were put into operation, namely Qingdao and Chongqing. The Group currently owns and manages water treatment plants throughout Greater China which have a total capacity of 3 million cubic meters per day. As compared to the same period last year, the segment contribution from our energy and water treatment portfolio increased by 23% to HK$219 million.

TELECOMMUNICATIONS

Our telecommunications businesses, New World Mobility ("NWM") and New World Telecommunication ("NWT"), achieved a net profit of HK$84.6 million for the period under review. Now that these businesses have progressed beyond the investment/start-up phase and given their innovative services and stringent cost controls, they are expected to gradually increase their contribution to the Group going forward.

New World Mobility

As at 31 December 2002, the subscriber base of NWM had grown to over 820,000 from 720,000 in June 2002. As at the end of March 2003, the subscriber base had already surpassed 900,000, representing a 25% growth since June 2002.

During the period under review, NWM successfully repositioned itself from a network operator to a service provider by partnering with various content providers to bring innovative mobile data services, such as Twins Mobile and HomeCare Mobile Viewing Service to its customers.

NWM has also put a strong focus on providing tailored service for different customer segments. In light of the highly competitive market, Priority-One Program was launched to enhance customer loyalty of high-value customers by offering personalised customer services.

As a committed service provider, a new switch centre equipped with state-of-the-art equipment has been commissioned in February 2003.

New World Telecom

In December 2002, New World Telephone Limited changed its name to "New World Telecommunications Limited" to reflect its "Go Beyond Hong Kong" business vision, which signifies NWT's commitment to providing a comprehensive range of world-class services to its global customers and carrier partners. Riding on its success in the IDD market, NWT has strategically evolved itself into an international telecom network service provider capturing significant business opportunities arising from the dynamic growth of data traffic, broadband connectivity, multimedia and content services throughout the Asia Pacific region and beyond. NWT has secured facilities-based telecom licenses and established new branch offices as well as Point of Presence (POP) network facilities in Mainland China (Beijing, Shenzhen), Taiwan and the United States.

For fixed-lines services, NWT has over 124,000 subscribers as at the end of December 2002, representing a 25% growth in 6 months. NWT's IDD 009 international calling service covers over 260 countries/destinations around the world. Total traffic volume grew 60%, reaching 383 million minutes during the period under review.

NWT has just launched "Vitamin", a 12 Mbps ultra-speed symmetric broadband service powered by Cisco Systems technology and deployed over the NWT Next-Generation Network (NGN). The launch of "Vitamin" represents yet another pioneering initiative in NWT's commitment to providing best-in-class telecommunication services to the Hong Kong market alongside its NGN services which were rolled-out in December 2002.

OTHERS

TMT

On the operational front, the Group's TMT assets continued to make substantial progress in a number of business areas. New technologies were introduced and tested, contracts were signed with leading enterprises in Mainland China, the consolidation process moved ahead and new synergies between New World Group companies were explored.

Currently, the portfolio is composed of a broad range of TMT-related projects at various levels of the business cycle. Many existing telecommunications and media enterprises are now in a position to launch products into the market. Meanwhile, research and development across all segments will deliver new products and services to a market with an enormous appetite for technology.

New World Department Store

As at the end of 2002, New World Department Stores Limited ("NWDS") had 14 department stores and 5 supermarkets with a total GFA of over 4.1 million sq ft in Hong Kong and in 9 cities in Mainland China. During the period under review, NWDS opened the 320,000 sq ft Dalian New World Department Store which includes a 20,000 sq ft supermarket. In addition, an expansion project has been completed at the Harbin New World Department Store.

Total sales at these stores during the period under review amounted to HK$1.3 billion. Even excluding the Tianjin Xin An Shopping Centre, the Shanghai Trendy Plaza and the new Dalian store which had not been completed in the same period last year, the total sales increase was 32% against last year. In order to further capture the substantial growing demand in China, Nanjing New World Department Store is scheduled to open in 2003.

New World China Enterprises

New World China Enterprises Projects Limited ("NWCEP") focuses on four core business sectors in the Mainland China market: healthcare, consumer products, building materials, and automotive mid-stream and down-stream services. Investments to date cover more than ten projects.

NWCEP is also the project manager for New World Liberty China Ventures Limited, established in December 2000 as a strategic alliance with Liberty Mutual Group of the United States and other investors including lead participation from the Asian Development Bank. 60% of the initial US$150 million capital has been allocated to high-growth, small- to medium-sized enterprises in Mainland China. The mission of NWCEP is to help increase their competitiveness and profitability by initiating good corporate governance and management practices, thus bringing them in line with international standards. Many of the invested businesses are already contributing profits.

DEBT PROFILE

As at 31 December 2002, the Group's consolidated net debt (after deducting cash and bank deposits of HK$7,463.9 million) reached HK$30,683 million with the profile as follows:

	31 December 2002 HK$M	30 June 2002 HK$M
Consolidated Net Debts	30,683	30,135
New World Infrastructure	8,047	8,641
New World China Land	4,879	4,017
Net Debts excluding listed subsidiaries	**17,757**	**17,477**

EMPLOYEES

The Group had approximately 25,500 employees as at 31 December 2002, compared to over 26,100 as at 30 June 2002. Total staff cost for the 6 months under review was HK$1,754.8 million.

OUTLOOK

Our progress during the rest of this fiscal year will continue to be impacted by the sluggish economy. The key factors which may weigh on our future profitability are the continued downward pressure on Hong Kong office rentals due to a supply-demand imbalance, potentially rising average oil prices, a further contraction in construction projects and weak consumer demand for property in Hong Kong.

However, we are confident that NWD will be able to capitalize on its diverse businesses to weather the current difficult markets. We believe that there are 4 key areas of growth for NWD over the near-term and beyond.

First, the economic growth in Mainland China and the increased development of its cities will have a significant positive impact on our business exposure in Mainland China. In 2002, China's economy grew at an enviable pace when compared to other parts of the world. This robust economic growth has fueled demand for residential housing and prime location office space. Together with liberalised mortgage policies and the emergence of a secondary market, favourable conditions for a rising property market are emerging. Mainland China's growth has also fueled rising disposable incomes, increasing car ownership and increasing trade activities, factors that will have a direct benefit on our traditional infrastructure, ports and service businesses as well as on our strategic businesses such as New World Department Stores.

With our subsidiaries NWCL, NWS Holdings, NWDS and NWCEP, we have already laid the groundwork and are uniquely positioned to capture these growth opportunities. For example, in the second half of FY2003, 7 development projects and 2 investment properties are scheduled for completion with a total GFA of 655,000 sq m under NWCL.

Development projects under NWCL to be completed in the second half of FY2003

Projects	Usage	Total GFA (sq m)	NWCL's attributable interest
Nanjing New World Centre	R	73,940	92%
Jinan Sunshine Garden Phase I	R	39,329	65%
Wuhan Changqing Garden Phase IV	R	168,155	60%
Guangzhou Covent Garden Phase II	R	11,600	60%
Guangzhou Park Paradise Phase IIB	R	55,235	60%
Guangzhou Xintang New World Garden Phase II	R	13,674	60%
Zhaoqing New World Garden Phase I	R	36,500	40%
Total		398,433	

Investment properties under NWCL to be completed in the second half of FY2003

Projects	Usage	Total GFA (sq m)	NWCL's attributable interest
Nanjing New World Centre	C, O, Oth	118,934	92.0%
Shanghai Hong Kong New World Tower	C, O, Oth	137,746	44.1%
Total		256,680	

Given our competitive advantages, coupled with our strategy to differentiate our corporate brands by maintaining their reputation for providing best-in-class products and service quality, the future prospects of the Group remain very promising in the Mainland.

The second growth area for the Group is telecommunications. We expect NWM and NWT to gradually increase their contribution to the Group going forward now that the businesses have progressed beyond the investment/start up phase. Both companies are launching new and innovative products and are significantly growing their subscriber bases.

The third key area will be our convention and exhibition, hotel and restaurant businesses. Developments such as the relaxation of visa restrictions will result in a rising number of visitors from Mainland China, resulting in a positive impact on these businesses.

The fourth key area of growth is in Hong Kong. With our healthy pipeline of 40 development projects and an extensive land bank, we are well-positioned to benefit from any pick up in property sales. Of course, a pick up in the property market will also benefit our construction and engineering as well as services businesses. One of our major development projects is the 1 million sq ft Tsim Sha Tsui Hanoi Road Redevelopment, which has commenced the foundation work and is expected to be completed by late 2005. This project tentatively comprises a shopping mall, hotel and service apartments.

In 2003, the Group is expected to have 9 development projects with over 6,000 units for sale of which the Group's interest in these projects ranges from 16% to 100%. In terms of estimated saleable area, over 70% of the projects are located in urban areas.

Property development projects to be sold in 2003

Projects	Location	Total GFA (sq ft)	No. of units	NWD's interest (%)
11 MacDonnell Road	Mid-level	62,780	28	33.3
Seaview Crescent – Block 5	Tung Chung	237,535	387	16.4
La Padera #	Yuen Long	303,350	425	56.0
Sky Tower	Kowloon City	1,500,368	2,208	20.0
Parc Palais	Homantin	900,000 *	700	30.0
2 Park Road	Mid-levels	150,280	148	100.0
West End Terrace & Bonham Road	Mid-levels	123,244 *	128	70.0
Kennedy Town Redevelopment	Western district	676,687 *	1,174	100.0
Tseung Kwan O Area 55b	Tseung Kwan O	914,079	1,472	45.0
Total		4,868,323	6,670	

Note: * – Estimated; # – Sereno Verde Phase III & IV

In order to promote Hong Kong tourism, the Government has a series of plans to re-develop the Tsim Sha Tsui waterfront into an international arts and cultural attraction. Under the current plan, New World Centre will become the focal point of Tsim Sha Tsui with easy access by KCR, MTR and bus. One of the initiatives is the development of the "Avenue of Stars", a concept similar to the "Walk of Fame" in Hollywood in Los Angeles, to honour contribution made by actors and others in film production over the years in promoting Hong Kong's film industry. With the completion of this "Avenue of Stars" along the New World Centre waterfront and the construction of KCR East Tsim Sha Tsui Station in 2004, New World Centre will become the "heart" of Tsim Sha Tsui.

As a publicly listed company, we are committed to consistent and open discussion with investors, fund managers, and other members of the financial and investment community, as well as our employees and members of our greater community. We are also committed to corporate social responsibility and as a Group are engaged in a number of charitable initiatives in Hong Kong. Over the past 6 months the group has made significant strides towards enhancing our transparency particularly during our reorganisation process. In an effort to promote better understanding of our group reorganisation, we have consistently reached out to investors, analysts and the media through activities such as briefings, roundtables and site visits. We believe that maintaining this focus will be essential in order to differentiate ourselves in this ever-changing and difficult market environment. Guided by these principles, we are dedicated to sharing with all parties concerned our progress and achievements, our challenges and strategies, and, most important of all, our vision and mission.

Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 20 March 2003